Exhibit 99.2

Pop Culture Group Co., Ltd (the “Company”)

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated September 22, 2023, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on October 9, 2023, at 9:00am, Eastern time, at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

September 22, 2023

THE BOARD RECOMMENDS A VOTE FOR

ALL THE PROPOSALS.

I. As ordinary resolutions, that:

1.	conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

a.	the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”); and

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion”).

___ FOR       ___ AGAINST          ___ ABSTAIN

II. As a special resolution that, subject to approval by the shareholders of Proposal No. 1 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company's board of directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A to the Proxy Statement), in substitution for and to the exclusion of, the amended and restated memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

___ FOR         ___ AGAINST              ___ ABSTAIN

This Proxy is solicited on behalf of the management of Pop Culture Group Co., Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date, and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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